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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-80361-01
Bottling Group, LLC

(Exact name of registrant as specified in its charter)
One Pepsi Way, Somers, New York 10589 (914) 767-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
1. 6.95% Senior Notes Due March 15, 2014 of the Registrant
2. Guarantees of the Registrant of 7% Series B Senior Notes due March 1, 2029 of The Pepsi Bottling Group, Inc.

(Title of each class of securities covered by this Form)
4.125% Series B Senior Notes due June 15, 2015 of the Registrant
5.00% Senior Notes due November 15, 2013 of the Registrant
5.50% Senior Notes Due April 1, 2016 of the Registrant
5.125% Senior Notes Due January 15, 2019 of the Registrant

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
1. 6.95% Senior Notes Due March 15, 2014 of the Registrant     82
2. Guarantees of the Registrant of 7% Series B Senior Notes due March 1, 2029 of The Pepsi Bottling Group, Inc.     57
     Pursuant to the requirements of the Securities Exchange Act of 1934 Bottling Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 24, 2009	By:	/s/ David Yawman

		Name:	David Yawman
		Title:	Managing Director-Delegatee
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Persons who respond to the collection of information contained
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SEC2069(02-08)